Exhibit 99.1

NOVA MINERALS LIMITED

ACN 006 690 348

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2024 Annual General Meeting (“Meeting”) of the shareholders of Nova Minerals Limited (ACN 006 690 348) (“the Company” or “Nova”) will be held as a virtual meeting using technology on 14 November 2024 at 10:00am (Melbourne time).

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting (“Notice”) are set out in the Explanatory Memorandum (“Memorandum”) accompanying this Notice. Details of the resolutions contained in the Memorandum should be read together with, and form part of, this Notice.

Details of how to attend the Meeting virtually are set out in the letter to shareholders on or around the date of this Notice.

VOTING BY PROXY

To vote by proxy, you must complete and lodge the Proxy Form using one of the following methods:

Online

Lodge the Proxy Form online at https://investor.automic.com.au/#/home by following the instructions: Login to the Automic website using the holding details as shown on the Proxy Form. Click on ‘View Meetings’ – ‘Vote’. To use the online lodgement facility, Shareholders will need their holder number (Securityholder Reference Number (SRN) or Holder Identification Number (HIN)) as shown on the front of the Proxy Form.

For further information on the online proxy lodgement process please see the Online Proxy Lodgement Guide at https://www.automicgroup.com.au/virtual-agms.

By post	Automic, GPO Box 5193, Sydney NSW 2001.
By hand	Automic, Level 5, 126 Phillip Street, Sydney NSW 2000.

Your Proxy instruction must be received not later than 48 hours before the commencement of the Meeting. Proxy Forms received later than this time will be invalid.

For details on how to complete and lodge the Proxy Form, please refer to the instructions on the Proxy Form.

In accordance with section 249L of the Corporations Act, Shareholders are advised that:

●	each Shareholder has a right to appoint a proxy;

●	the proxy need not be a Shareholder of the Company; and

●	a Shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the Shareholder appoints 2 proxies and the appointment does not specify the proportion or number of the Shareholder’s votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

Shareholders and their proxies should be aware that changes to the Corporations Act made in 2011 mean that:

●	if proxy holders vote, they must cast all directed proxies as directed; and

●	any directed proxies which are not voted will automatically default to the Chair, who must vote the proxies as directed.

Further details on these changes are set out below.

Proxy vote if appointment specifies way to vote

Section 250BB(1) of the Corporations Act provides that an appointment of a proxy may specify the way the proxy is to vote on a particular resolution and, if it does:

●	the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way (i.e. as directed); and

●	if the proxy has 2 or more appointments that specify different ways to vote on the resolution, the proxy must not vote on a show of hands; and

●	if the proxy is the Chair, the proxy must vote on a poll, and must vote that way (i.e. as directed); and

●	if the proxy is not the Chair, the proxy need not vote on the poll, but if the proxy does so, the proxy must vote that way (i.e. as directed).

Transfer of non-chair proxy to chair in certain circumstances

Section 250BC of the Corporations Act provides that, if:

●	an appointment of a proxy specifies the way the proxy is to vote on a particular resolution at a meeting of the Company’s shareholders; and

●	the appointed proxy is not the Chair; and

●	at the meeting, a poll is duly demanded on the resolution or is otherwise required by section 250JA of the Corporations Act; and

●	either of the following applies:

○	the proxy is not recorded as attending the meeting; or

○	the proxy does not vote on the resolution,

the Chair is taken, before voting on the resolution closes, to have been appointed as the proxy for the purposes of voting on the resolution at the meeting.

VOTING ON THE DAY

1.	Open your internet browser and go to investor.automic.com.au.

2.	Login with your username and password or click “register” if you haven’t already created an account. Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting.

3.	After logging in, a banner will display at the bottom of your screen to indicate that the meeting is open for registration, click on “Register” when this appears. Alternatively, click on “Meetings” on the left-hand menu bar to access registration.

4.	Click on “Register” and follow the steps.

5.	Click on the URL to join the webcast where you can view and listen to the virtual meeting.

6.	Once the Chair of the Meeting has declared the poll open for voting click on “Refresh” to be taken to the voting screen.

7.	Select your voting direction and click “confirm” to submit your vote. Note that you cannot amend your vote after it has been submitted.

AGENDA

2024 ANNUAL FINANCIAL STATEMENTS

To lay before the meeting and consider the Annual Financial Statements of the Company in respect of the year ended 30 June 2024 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report.

RESOLUTION 1: NON-BINDING RESOLUTION TO ADOPT REMUNERATION REPORT

To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:

“That the Company approve the adoption of the Remuneration Report, included in the Directors’ Report, for the financial year ended 30 June 2024.”

Voting Prohibition:

A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of either of the following persons:

●	a member of the key management personnel, details of whose remuneration are included in the Remuneration Report; or

●	a closely related party of such a member (referred to herein as Restricted Voters).

However, a person (voter) may cast a vote on Resolution 1 as a proxy if the vote is not cast on behalf of a Restricted Voter and the voter is appointed as a proxy in writing that specifies the way the proxy is to vote on Resolution 1. The Chair may also exercise undirected proxies if the vote is cast on behalf of a person entitled to vote on Resolution 1 and the proxy appointment expressly authorises the Chair to exercise the proxy even if Resolution 1 is connected directly or indirectly with the remuneration of members of the key management personnel of the Company.

Voting Note:

Directors of the Company who are key management personnel whose remuneration details are included in the 2024 Remuneration Report, any other key management personnel whose remuneration details are included in the 2024 Remuneration Report, or any of their closely related parties, will not be able to vote on Resolution 1 or to vote undirected proxies held by them on Resolution 1.

RESOLUTION 2: RE-ELECTION OF RODRIGO PASQUA AS A DIRECTOR

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Rodrigo Pasqua, who retires by rotation in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

RESOLUTION 3: ELECTION OF RICHARD BEAZLEY AS A DIRECTOR

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, for the purpose of the Company’s constitution and for all other purposes, Mr Richard Beazley, a Director appointed to fill a casual vacancy who retires in accordance with the constitution of the Company and, being eligible, offers himself for election, be elected as a Director.”

RESOLUTION 4: APPROVAL OF 10% PLACEMENT FACILITY

To consider, and if thought fit, pass the following resolution as a special resolution:

“That for the purposes of ASX Listing Rule 7.1A, shareholders approve the Company having the capacity to issue fully paid ordinary shares in the capital of the Company up to the maximum number permitted under ASX Listing Rule 7.1A.2 at an issue price which is not less than 75% of the volume weighted average market (closing) price of the Company’s ordinary shares calculated over the last fifteen (15) days on which trades of the Company’s ordinary shares were recorded on ASX immediately before the date on which the issue price is agreed or the date the issue is made as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Note:

If as at the time of the Meeting, the Company:

●	is included in the S&P/ASX 300 Index; and

●	has a market capitalisation of greater than AU$300 million,

this Resolution will be withdrawn.

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this Resolution 4 by or on behalf of any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the entity) or any of their associates.

However, this does not apply to a vote cast in favour of Resolution 4 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

RESOLUTION 5A: APPROVAL FOR ISSUE OF SHARES IN LIEU OF CASH FEES – RICHARD BEAZLEY

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholder approval is given for the issue of fully paid ordinary shares to Richard Beazley (and/or his nominee(s)) in lieu of cash fees for Director services rendered, as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for resolution 5A is set out below.

RESOLUTION 5B: APPROVAL FOR ISSUE OF SHARES IN LIEU OF CASH FEES – CHRISTOPHER GERTEISEN

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholder approval is given for the issue of fully paid ordinary shares under the Director Share Plan to Christopher Gerteisen (and/or his nominee(s)) in lieu of cash fees for Director services rendered, as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for resolution 5B is set out below.

RESOLUTION 5C: APPROVAL FOR ISSUE OF SHARES IN LIEU OF CASH FEES – LOUIE SIMENS

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholder approval is given for the issue of fully paid ordinary shares under the Director Share Plan to Louie Simens (and/or his nominee(s)) in lieu of cash fees for Director services rendered, as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for resolution 5C is set out below.

RESOLUTION 5D: APPROVAL FOR ISSUE OF SHARES IN LIEU OF CASH FEES – CRAIG BENTLEY

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholder approval is given for the issue of fully paid ordinary shares under the Director Share Plan to Craig Bentley (and/or his nominee(s)) in lieu of cash fees for Director services rendered, as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for resolution 5D is set out below.

RESOLUTION 5E: APPROVAL FOR ISSUE OF SHARES IN LIEU OF CASH FEES – RODRIGO PASQUA

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholder approval is given for the issue of fully paid ordinary shares under the Director Share Plan to Rodrigo Pasqua (and/or his nominee(s)) in lieu of cash fees for Director services rendered, as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for resolution 5E is set out below.

RESOLUTION 5F: APPROVAL FOR ISSUE OF SHARES IN LIEU OF CASH FEES – AVI GELLER

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes, shareholder approval is given for the issue of fully paid ordinary shares under the Director Share Plan to Avi Geller (and/or his nominee(s)) in lieu of cash fees for Director services rendered, as described in the Memorandum which accompanied and formed part of this Notice.”

A voting exclusion statement and proxy voting prohibition for resolution 5F is set out below.

Voting Exclusion Statement – Resolutions 5A to 5F

The Company will disregard any votes cast in favour of Resolutions 5A to 5F respectively by or on behalf of a person referred to in ASX Listing Rules 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the employee incentive scheme in question and any of their associates.

However, this does not apply to a vote cast in favour of Resolutions 5A to 5F respectively by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Proxy Voting Prohibition – Resolutions 5A to 5F

Other than as set out below, a vote on Resolutions 5A to 5F respectively must not be cast as proxy by a Restricted Voter.

A Restricted Voter may cast a vote on Resolutions 5A to 5F respectively as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this resolution; or

●	the Restricted Voter is the chair and the written appointment of the chair as proxy:

o	does not specify the way the proxy is to vote on this resolution; and

o	expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

RESOLUTION 6: ADOPTION OF EMPLOYEE INCENTIVE SCHEME

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.2 Exception 13(b), and for all other purposes including sections 259B and 260C of the Corporations Act 2001 (Cth), approval is given for the Company to adopt the employee incentive scheme as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this Resolution 6 by or on behalf of a person who is eligible to participate in the employee incentive scheme or any of their associates.

However, this does not apply to a vote cast in favour of Resolution 6 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Proxy Voting Prohibition – Resolution 6

Other than as set out below, a vote on Resolution 6 must not be cast as proxy by a Restricted Voter.

A Restricted Voter may cast a vote on Resolution 6 as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this resolution; or

●	the Restricted Voter is the chair and the written appointment of the chair as proxy:

○	does not specify the way the proxy is to vote on this resolution; and

○	expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

RESOLUTION 7: RATIFICATION OF PRIOR ISSUE OF SHARES

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 28,380,000 fully paid ordinary shares at an issue price of $0.122 (12.20 cents) per share (represented by 473,000 ADSs at an issue price of US$5.00 per ADS) to existing and new unrelated investors as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of Resolution 7 by or on behalf of a person who participated in the issue or is a counterparty to the agreement being approved or any associate of that person.

However, this does not apply to a vote cast in favour of Resolution 7 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

RESOLUTION 8: APPROVAL OF ISSUE OF WARRANTS

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, shareholders approve the issue of 1,419,000 unlisted warrants represented by 23,650 ADSs (each with an exercise price of US$7.50 per ADS and expiry date of 24 September 2029) to ThinkEquity LLC (or its nominee(s)) as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of Resolution 8 by or on behalf of any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) and any of their associates.

However, this does not apply to a vote cast in favour of Resolution 8 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

RESOLUTION 9: RATIFICATION OF PRIOR ISSUE OF WARRANTS

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 31,350,000 unlisted warrants represented by 522,500 ADSs (each with an exercise price of $0.1806 (18.06 cents) per share (US$7.266 per ADS) and expiry date of 23 July 2029) as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of Resolution 9 by or on behalf of a person who participated in the issue or is a counterparty to the agreement being approved or any associate of that person.

However, this does not apply to a vote cast in favour of Resolution 9 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

RESOLUTION 10: APPROVAL FOR ISSUE OF SHARES – REDCHIP COMPANIES, INC

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, shareholders approve the issue of up to 1,200,000 fully paid ordinary shares to RedChip Companies, Inc. as part fees for investor relations services, as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of Resolution 10 by or on behalf of any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) and any of their associates.

However, this does not apply to a vote cast in favour of Resolution 10 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

RESOLUTION 11: APPROVAL FOR ISSUE OF SHARES – WHITTLE CONSULTING PTY LTD

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, shareholders approve the issue of fully paid ordinary shares to Whittle Consulting Pty Ltd as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of Resolution 11 by or on behalf of any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) and any of their associates.

However, this does not apply to a vote cast in favour of Resolution 11 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

RESOLUTION 12: APPROVAL FOR ISSUE OF NOTE – NEBARI CONVERTIBLE FACILITY

To consider and, if thought fit, to pass the following Resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, shareholders approve the issue of the convertible loan note to Nebari Gold Fund 1, LP as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of Resolution 12 by or on behalf of any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) and any of their associates.

However, this does not apply to a vote cast in favour of Resolution 12 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

○	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

○	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board

Ian Pamensky

Company Secretary

Dated: 14 October 2024

The accompanying Proxy Instructions and Memorandum form part of this Notice.

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A member who is entitled to vote at a meeting may appoint:

● one proxy if the member is only entitled to one vote; and

● one or two proxies if the member is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the member’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be lodged with the Company’s share registry not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

The proxy may, but need not, be a member of the Company.

A proxy form is attached to this Notice.

If you sign the proxy form and do not appoint a proxy, you will have appointed the chair of the Meeting (Chair) as your proxy.

Corporate Representatives

Any corporation which is a member of the Company may authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chair) a natural person to act as its representative at any general meeting.

Voting Entitlement

For the purposes of the Corporations Act and Corporations Regulations shareholders entered on the Company’s Register of Members as at 7.00pm (Melbourne time) on 12 November 2024 are entitled to attend and vote at the meeting.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

How the Chair Will Vote Undirected Proxies

Subject to the restrictions as set out in the Notice, the Chair will vote undirected proxies in favour of all Resolutions.

Voting restrictions on Resolution 1 (Remuneration Report)

The Remuneration Report identifies key management personnel for the year ended 30 June 2024. Their closely related parties are defined in the Corporations Act 2001 (Cth) and include specified family members, dependents and companies they control.

Directors of the Company who are key management personnel whose remuneration details are included in the 2024 Remuneration Report, any other key management personnel whose remuneration details are included in the 2024 Remuneration Report, or any of their closely related parties, will not be able to vote on Resolution 1 or to vote undirected proxies held by them on Resolution 1 provided however that the Chair may vote undirected proxies on behalf of persons eligible to vote where expressly authorised to do so on the proxy form.

Proxy voting restrictions on Resolutions 1 and 5A to 6

The Remuneration Report identifies key management personnel for the year ended 30 June 2024. Their closely related parties are defined in the Corporations Act 2001 (Cth) and include specified family members, dependents and companies they control.

Directors of the Company who are key management personnel whose remuneration details are included in the 2024 Remuneration Report, any other key management personnel whose remuneration details are included in the 2024 Remuneration Report, or any of their closely related parties, will not be able to vote undirected proxies held by them on Resolutions 1 and 5A to 6 provided however that the Chair may vote undirected proxies on Resolutions 1 and 5A to 6 on behalf of persons eligible to vote where expressly authorised to do so on the proxy form.

Special resolution

For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution. Resolution 4 is a special resolution.

NOVA MINERALS LIMITED

ACN 006 690 348

ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

This Memorandum has been prepared for the information of members of Nova Minerals Limited [ACN 006 690 348] (the “Company” or “Nova”) in connection with the business to be conducted at the 2024 Annual General Meeting (“Meeting”) of Shareholders of the Company to be held by virtual meeting on 14 November 2024 at 10:00am (Melbourne time).

This Memorandum should be read in conjunction with, and forms part of, the accompanying Notice.

BUSINESS

2024 Annual Financial Statements

Section 317 of the Corporations Act 2001 (Cth) (“the Corporations Act”) requires the Company’s Annual Financial Report, Directors’ Report, Remuneration Report and Auditor’s Report for the financial year ended 30 June 2024 to be laid before the Annual General Meeting (Meeting). There is no requirement that Shareholders formally approve the reports.

The Financial Report contains the financial statements of the consolidated entity consisting of the Company and its controlled entities.

As permitted by the Corporations Act, a printed copy of the Company’s 2024 Annual Report has been sent only to those shareholders who have elected to receive a printed copy. A copy of the 2024 Annual Report is available from the Company’s website (www.novaminerals.com.au) and the ASX announcements page of the Company (www.asx.com.au, search code “NVA”).

The Chair will allow a reasonable opportunity at the Meeting for shareholders to ask questions. shareholders will also be given a reasonable opportunity at the meeting to ask the Company’s auditor questions about its audit report, the conduct of its audit of the Company’s financial report for the year ended 30 June 2024, the preparation and content of its audit report, the accounting policies adopted by the Company in its preparation of the financial statements and the independence of the Company’s auditor relating to the conduct of the audit.

There is no requirement for these reports to be formally approved by shareholders. No resolution is required to be moved in respect of this item.

Resolution 1: Non-binding Resolution - Remuneration Report

The Company is required pursuant to the Corporations Act, to propose a non-binding resolution regarding the 2024 Remuneration Report, which forms part of the Director’s Report in the 2024 Annual Financial Statements. The vote is advisory only and does not bind the Directors or the Company.

The Remuneration Report:

●	describes the policies behind, and the structure of, the remuneration arrangements of the Company and the link between the remuneration of executives and the Company’s performance;

●	sets out the remuneration arrangements in place for each Director and for certain members of the senior management team; and

●	explains the differences between the basis for remunerating non-executive Directors and senior executives, including the Chief Executive Officer.

Shareholders attending the Meeting will have an opportunity to discuss and put questions in respect of the Remuneration Report. The vote on this Resolution is advisory only and does not bind the Directors. However, the Board will take into account any discussion on this Resolution and the outcome of the vote on this Resolution when considering the future remuneration policies and practices of the Company.

Under the Corporations Act, if 25% or more of votes that are cast are voted against the adoption of the Remuneration Report at two consecutive AGM’s (treating this AGM as the first such meeting), shareholders will be required to vote at the second of those AGM’s on a resolution (a “spill resolution”) that another meeting be held within 90 days at which all of the Company’s Directors (other than the Managing Director and CEO) must be put up for re-election. The vote on the Remuneration Report contained in the Company’s 2023 Annual Financial Statements was passed with the support of more than 75% of votes thus a spill resolution will not be required in the event that 25% or more of votes that are cast are against the adoption of the 2024 Remuneration Report. However, in the event that 25% or more of votes that are cast are against the adoption of the 2024 Remuneration Report, shareholders should be aware that if there is a ‘no’ vote of 25% or more for the same resolution at the 2025 AGM the consequences are that it may result in the re-election of the Board.

Note that a voting prohibition applies to Resolution 1 on the terms set out in the Notice. In particular, Directors and other members of the key management personnel details of whose remuneration are included in the Remuneration Report or a closely related party of those persons must not vote on Resolution 1 and must not cast a vote as proxy, unless the proxy appointment gives a direction on how to vote provided however that the Chair may vote undirected proxies on behalf of persons eligible to vote where expressly authorised to do so on the proxy form.

Resolution 2: Re-election of Mr Rodrigo Pasqua as a Director

Article 59(1) of the constitution of the Company (Constitution) requires that one-third of the Directors (other than the Managing Director) or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors, must retire from office at each AGM.

Article 59(3) of the Constitution provides that a retiring Director will be eligible for re-election.

Article 59(2) of the Constitution provides that the Directors to retire by rotation at each AGM are those Directors who have been longest in office since their last election or appointment or, if multiple Directors who have been longest in office since their last election or appointment were previously elected or appointed on the same day, those Directors may agree among themselves or determine by lot which of them must retire.

The Company has six Directors, one of which is the CEO/Managing Director and one of whom was appointed to fill a casual vacancy since the last AGM and is accordingly required to retire and stand for election under Article 57(2) of the Constitution. Accordingly, one Director is required to stand for re-election at the Meeting.

Noting the above, Rodrigo Pasqua, a Non-Executive Director of the Company, retires by rotation in accordance with the Constitution and, being eligible, seeks re-election pursuant to Resolution 2.

Mr Rodrigo Pasqua is a Member of the AusIMM, holds a BEng in Mining Engineering from the University of São Paulo, a Western Australia First Class Mine Managers Certificate and specialisations in Corporate Leadership (University of Oxford), Corporate Strategy (London University) and Finance (University of Illinois and Harvard University). Technically, Rodrigo’s skills encompass most aspects of underground and open pit engineering, going from mining studies, financial valuations and project execution to systems and new technology implementation, operations management, and technical teams’ supervision. He has vast experience in unlocking the value of mining projects across the world, including specific expertise in large tonnage bulk mining operations and at his tenure at Evolution Mining Limited, as Group Head of Mining and Transformation, amongst many other projects and sites, Rodrigo was involved with the Cowal Open Pit project and was also instrumental in the Red Lake mine turnaround.

The Board, with Rodrigo Pasqua abstaining from making a recommendation, recommend that shareholders vote in favour of Resolution 2.

Resolution 3: Election of Richard Beazley as a Director

Article 57(1) of the Constitution provides that the Directors may appoint any person as a Director to fill a casual vacancy or as an addition to the existing Directors. Article 57(2) of the Constitution provides that a Director appointed under Article 57(1) will hold office until the next AGM when the Director may be elected.

Richard Beazley was appointed as a Director to fill a casual vacancy on 24 July 2024 and accordingly, Richard Beazley retires as a Director and offers himself for election under Article 57(2) of the Constitution.

Mr. Beazley is an internationally experienced mining professional and director with over 35 years of experience in senior corporate, operational and project development roles. He is a qualified Mining Engineer and has worked in a range of projects throughout Australia, Africa, North and South America, in both underground and open cut operations, producing gold, base metals and critical minerals

Mr. Beazley is an internationally experienced mining professional and director with over 35 years of experience in senior corporate, operational and project development roles. He is a qualified Mining Engineer and has worked in a range of projects throughout Australia, Africa, North and South America, in both underground and open cut operations, producing gold, base metals and critical minerals. Mr Beazley holds a Bachelor of Engineering (Honours) (Mining) from the University of New South Wales. He holds a MBA from APESMA (Association of Professional Engineers, Scientists and Managers, Australia) and Deakin University. He is a Member of the Australian Institute of Company Directors (MAICD) and a Member and Competent Person of the Australasian Institute of Mining and Metallurgy (MAusIMM (CP)).

The Board, with Richard Beazley abstaining from making a recommendation, recommend that shareholders vote in favour of Resolution 3.

Resolution 4: Approval of 10% placement facility

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of their issued share capital through placements over a 12-month period after an AGM (10% Placement Facility). The 10% Placement Facility is in addition to a company’s 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less.

The Company is, at the date of the Notice, an eligible entity.

The Company is seeking shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer below). The Company may use funds raised from any issue(s) under the 10% Placement Facility for the development of its existing business and any acquired business, or funding new projects or business opportunities and/or general working capital.

The Company obtained shareholder approval to make issues under ASX Listing Rule 7.1A at its 2023 AGM. This Shareholder approval will lapse on the earlier of 29 November 2024 (the date that is 12 months after the date of the 2023 AGM at which the approval was obtained) or the time and date of the 2024 AGM.

The Company seeks to refresh the shareholder approval so as to continue to be able to make issues under the 10% Placement Facility after the Meeting in accordance with ASX Listing Rule 7.1A.

If shareholders approve Resolution 4, the Company may be able to issue the number of equity securities under the 10% Placement Facility in accordance with the formula prescribed by ASX Listing Rule 7.1A.2 (as set out below). If shareholders do not approve Resolution 4, the Company will not be able to issue any equity securities under the 10% Placement Facility.

The Directors of the Company believe that Resolution 4 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution 4.

DESCRIPTION OF LISTING RULE 7.1A

●	Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an AGM.

●	Equity securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company. The Company, as at the date of the Notice, has one class of quoted equity securities, being ordinary shares (NVA).

●	Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an AGM may, during the 10% Placement Period (defined below), issue a number of equity securities calculated in accordance with the following formula:

(A x D) – E

where:

A	is the number of shares on issue 12 months before the date of the issue or agreement to issue:

(i)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2 other than exception 9, 16 or 17;

(ii)	plus the number of fully paid ordinary shares issued in the relevant period on the conversion of convertible securities within ASX Listing Rule 7.2 exception 9, where:

a.	the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

b.	the issue of, or agreement to issue, the convertible securities was approved, or taken under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(iii)	plus the number of fully paid ordinary shares issued in the relevant period under an agreement to issue securities within ASX Listing Rule 7.2 Exception 16 where:

a.	the agreement was entered into before the commencement of the relevant period; or

b.	the agreement or issue was approved, or taken under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(iv)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4;

(v)	plus the number of partly paid shares that became fully paid in the 12 months;

(vi)	less the number of fully paid shares cancelled in the 12 months.

Note:	“A” has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D	is 10%

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that has not been subsequently approved by shareholders under ASX Listing Rule 7.4.

●	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1. As at the date of this Notice, the Company has 271,936,881 fully paid ordinary shares on issue and will therefore have capacity to issue:

(i)	40,790,532 equity securities under Listing Rule 7.1 (15% capacity); and

(ii)	27,193,688 equity securities under Listing Rule 7.1A (10% Placement Facility).

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer above).

●	Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(i)	the date on which the price at which the relevant equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(ii)	if the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

●	10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the AGM at which the approval is obtained and expires (and ceases to be valid) on the earlier to occur of:

(i)	the date that is 12 months after the date of the AGM at which the approval is obtained; or

(ii)	the time and date of the next AGM of the Company; or

(iii)	the date of the approval by Shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

(10% Placement Period).

●	ASX Listing Rule 7.1A

The effect of Resolution 4 will be to allow the Directors of the Company to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period separate to the Company’s 15% placement capacity under ASX Listing Rule 7.1. Resolution 4 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate shareholder, by a corporate representative).

SPECIFIC INFORMATION REQUIRED BY ASX LISTING RULE 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

●	Any equity security issued will be issued at an issue price of not less than 75% of the VWAP for the Company’s equity securities over the 15 trading days immediately before:

(i)	The date on which the price at which the relevant equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(ii)	If the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

●	If Resolution 4 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company would be diluted as shown in the below table (in the case of options, only if the options are exercised). There is a risk that:

(i)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Meeting; and

(ii)	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date,

which may have an effect on the quantum of funds raised by the issue of the equity securities.

The table below shows the dilution of existing shareholders on the basis of the current market price of the Company’s ordinary shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A.2 as at the date of the Notice. The table also shows:

●	Two examples where variable “A” has increased by 50% and 100%. Variable “A” is based on the number of ordinary shares the Company has on issue as at the date of the Notice. The number of ordinary shares on issue may increase as a result of issues of ordinary shares that do not require shareholder approval (for example, a pro-rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future shareholders’ meeting.

●	Two examples of where the price of ordinary shares has decreased by 50% and increased by 50% as against the deemed market price (being $0.135 (13.5 cents), being the closing price of the Company’s fully paid ordinary shares at close of trading on 27 September 2024).

			Dilution
Variable “A” in ASX Listing Rule 7.1A.2		$0.0675	$0.135	$0.2025
		50% decrease in Deemed Price	Deemed Price	50% Increase in Deemed Price
Current Variable A	10% Voting Dilution	27,193,688 shares	27,193,688 shares	27,193,688 shares

271,936,881	Funds raised	$1,835,573.94	$3,671,147.88	$5,506,721.82

50% increase in	10% Voting Dilution	40,790,532 shares	40,790,532 shares	40,790,532 shares
current Variable A

407,905,321	Funds raised	$2,753,360.91	$5,506,721.82	$8,260,082.73

100% increase in	10% Voting Dilution	54,387,376 shares	54,387,376 shares	48,711,376 shares
current Variable A

543,873,762	Funds raised	$3,671,147.88	$7,342,295.76	$11,013,443.64

The table above has been prepared on the following assumptions:

●	The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company’s shares on issue at the date of the Meeting.

●	No options are exercised or performance rights are converted into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A.

●	Does not include the issue of any other securities of the Company, including without limitation for which shareholder approval is being sought at the Meeting.

●	The table does not demonstrate an example of dilution that may be caused to a particular Shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder’s holding at the date of the Meeting.

●	The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1.

●	The deemed price in the table is indicative only and does not consider the maximum 25% discount to market that the securities may be placed at under ASX Listing Rule 7.1A.

The Company may only issue the equity securities under ASX Listing Rule 7.1A for cash consideration. In such circumstances, the Company intends to use the funds raised (if any) towards developing its existing business and any acquired business, or to fund new projects or business opportunities and/or for general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A.4 upon issue of any equity securities under the 10% Placement Facility.

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

●	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

●	the effect of the issue of the equity securities on the control of the Company;

●	the financial situation and solvency of the Company; and

●	advice from corporate, financial and broking advisers (if applicable).

Due to the forward looking nature of the approval, the allottees under the 10% Placement Facility have not been determined as at the date of the Notice but may include existing shareholders and/or new shareholders who are not related parties or associates of a related party of the Company.

The Company has previously obtained shareholder approval under ASX Listing Rule 7.1A at its 2023 AGM. During the 12-month period preceding the date of the Meeting, the Company issued 23,880,000 equity securities under the 10% Placement Capacity approved by shareholders at its 2023 AGM, representing 9.79% of the total number of securities on issue prior to the date of the Meeting. Details as required by ASX Listing Rule 7.3A.6 for the issue are set out below:

Date	Quantity	Class	Recipients	Issue price and discount	Cash
25/09/2024	23,880,000	Ordinary shares	Unrelated investors who were either identified by ThinkEquity or the Company.	$0.122. Price on date of issue $0.135. 9.63% discount.

$2,913,360

Spent: $0

Remaining: $2,913,360

Funds raised have been, or will be, used for resource and exploration field programs, including additional drilling and exploration, feasibility studies, and general working capital.

A voting exclusion statement as set out in the Notice applies to Resolution 4. As at the date of the Notice, the Company has not approached any particular existing shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the equity securities.

The directors of the Company unanimously recommend shareholders vote in favour of Resolution 4.

Resolutions 5A to 5F: proposed issue of shares in lieu of cash fees – Directors

Resolutions 5A to 5F seek shareholder approval for the purposes of ASX Listing Rule 10.14, section 195(4) of the Corporations Act and for all other purposes for the issue of fully paid ordinary shares (Director Shares) under the Director Share Plan (Plan) to Directors (and/or their nominee(s)) in lieu of cash fees for Director services rendered. The number of Director Shares to be issued will be calculated by dividing the cash fee payable in Director Shares by the volume weighted average price (VWAP) of fully paid ordinary shares on the five trading days on which trades in the shares of the Company were made on ASX prior to the month to the month for which the relevant Director fees for which Director Shares are to be issued are payable. The Director Shares are to be issued under the Plan for which shareholder approval is sought under Resolution 6.

The Directors propose Resolutions 5A to 5F as a means of seeking to preserve the cash reserves of the Company. Subject to the approval of Resolutions 5A to 5F, the Directors will be invited to be granted Director Shares under the Plan in lieu of cash for Director fees to provide flexibility for payment of Director fees (or part thereof) in Director Shares rather than cash.

If shareholders:

●	Approve all of Resolutions 5A to 5F, the Company will be able to issue Director Shares in lieu of cash for Director services rendered for all or a portion of such cash fees. The issue of Director Shares will also increase the placement capacity available to the Company under ASX Listing Rule 7.1 and, if approval is held at the time, ASX Listing Rule 7.1A.

●	Approve some, but not all, of Resolutions 5A to 5F then the Company will be able to issue Director Shares in lieu of cash for Director services rendered for all or a portion of such cash fees the subject of the Resolution(s) approved by shareholders and the issue of Director Shares will also increase the placement capacity available to the Company under ASX Listing Rule 7.1 and, if approval is held at the time, ASX Listing Rule 7.1A. The Company will not however be able to issue Director Shares in respect of the Resolution(s) not approved by shareholders.

●	Do not approve any of Resolutions 5A to 5F then the Company will not be able to issue Director Shares in lieu of cash for Director services rendered.

The following information is provided for Resolutions 5A to 5F for the purposes of ASX Listing Rule 10.15:

●	The Director Shares are to be issued to each of the Directors, being Richard Beazley (Resolution 5A), Christopher Gerteisen (Resolution 5B), Louie Simens (Resolution 5C), Craig Bentley (Resolution 5D), Rodrigo Pasqua (Resolution 5E) and Avi Geller (Resolution 5F) (and/or their respective nominee(s)).

●	Each of the proposed recipients of Director Shares is a Director and therefore falls within ASX Listing Rule 10.14.1.

●	The number of Director Shares to be issued will be calculated by dividing the cash fee payable in Director Shares by the VWAP of fully paid ordinary shares on the five trading days on which trades in the shares of the Company were made on ASX prior to the month for which the relevant Director fees for which Director Shares are to be issued are payable.

●	The total remuneration package of each of the Directors is set out below:

○	Resolution 5A – Richard Beazley: $120,000.

○	Resolution 5B – Christopher Gerteisen: $384,369.

○	Resolution 5C – Louie Simens: $276,000.

○	Resolution 5D – Craig Bentley: $120,000.

○	Resolution 5E – Rodrigo Pasqua: $84,900.

○	Resolution 5F – Avi Geller: $60,000.

●	No securities have previously been issued under the Plan to Directors.

●	The Director Shares are to be issued periodically where all or a portion of fees are payable in Director Shares in lieu of cash for Director services rendered. In any event, no Director Shares will be issued later than three years after the date of the Meeting.

●	The Director Shares will be issued in lieu of cash for Director services rendered at a price equal to the VWAP of fully paid ordinary shares on the five trading days on which trades in the shares of the Company were made on ASX prior to the month for which the relevant Director fees for which Director Shares are to be issued are payable.

●	A summary of the material terms of the Plan is set out in Annexure A.

●	No loan will be made in relation to the issue of Director Shares.

●	Details of any Director Shares issued under the Plan to the Directors will be published in the annual report of the Company relating to the period in which the Director Shares were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14.

●	Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the Plan after the Resolutions are approved and who are not named in the Notice will not participate until approval is obtained under that rule.

●	Voting exclusion statements as set out in the Notice apply to Resolutions 5A to 5F.

Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act prohibits the Company from giving a financial benefit to a related party of the Company unless either:

(a)	the giving of the financial benefit falls within one of the exceptions to the provisions; or

(b)	Shareholder approval is obtained prior to the giving of the financial benefit.

The proposed issue of the Shares pursuant to Resolutions 5A to 5F (which are types of equity security, for the purposes of the Chapter 2E of the Corporations Act) constitutes the giving of a financial benefit.

A “related party” for the purposes of the Corporations Act and the Listing Rules is widely defined and includes a director of a public company, a spouse of a director of a public company or an entity controlled by a director of a public company. The definition of “related party” also includes a person whom there is reasonable grounds to believe will become a “related party” of a public company.

The non-conflicted Directors of the Company for each respective Resolution being:

●	Resolution 5A – Christopher Gerteisen, Louie Simens, Craig Bentley, Rodrigo Pasqua and Avi Geller;

●	Resolution 5B – Richard Beazley, Louie Simens, Craig Bentley, Rodrigo Pasqua and Avi Geller;

●	Resolution 5C – Richard Beazley, Christopher Gerteisen, Craig Bentley, Rodrigo Pasqua and Avi Geller;

●	Resolution 5D – Richard Beazley, Christopher Gerteisen, Louie Simens, Rodrigo Pasqua and Avi Geller;

●	Resolution 5E – Richard Beazley, Christopher Gerteisen, Louie Simens, Craig Bentley and Avi Geller;

●	Resolution 5F – Richard Beazley, Christopher Gerteisen, Louie Simens, Craig Bentley, Rodrigo Pasqua,

carefully considered the potential issue of Director Shares the subject of Resolutions 5A to 5F and formed the view that the giving of this financial benefit is:

(a)	on arm’s length terms, as the Director Shares are proposed to be issue in lieu of cash salary effectively at market price (noting that the issue price of each Director Share shall be determined by the volume weighted average price of the Shares traded on the ASX during the last 5 trading days on which trades of Shares occurred); and

(b)	reasonable remuneration, as the Director Shares are proposed to be issued in lieu of cash for services rendered to the Company at an issue price that is effectively market price.

Accordingly, the non-conflicted Directors of the Company believe that the issue of Director Shares the subject of Resolutions 5A to 5F fall within the “arm’s length terms” and “reasonable remuneration” exceptions as set out in sections 210 and 211 of the Corporations Act and relies on this exception for the purposes of Resolutions 5A to 5F. Therefore, the proposed issue of the Shares the subject of Resolutions 5A to 5F requires Shareholder approval under and for the purposes of Listing Rule 10.14 only.

Corporations Act – Section 195(4)

Notwithstanding the above, and although no Director of the Company participated in the decision making process in respect of securities proposed to be issued to them, the Directors of the Company acknowledge that Resolutions 5A to 5F separately relate to an issue of securities to all of the Directors of the Company. Accordingly, the Directors of the Company propose that Resolutions 5A to 5F each also be put to Shareholders for the purpose of section 195(4) of the Corporations Act such that the Shareholders of the Company determine whether the named related parties will be issued the securities the subject of Resolutions 5A to 5F.

Resolution 6: adoption of employee incentive scheme

Background

Resolution 6 seeks shareholder approval for adoption of an employee incentive scheme, being the Plan. A summary of the Plan is set out in Annexure A and a copy of the Plan can be provided on request. The purpose of the Plan is to facilitate the issue of Director Shares under Resolutions 5A to 5F. If the shareholders do not approve the adoption of the Plan the board may still adopt the Plan however issues under the Plan would use the placement capacity available to the Company under the ASX Listing Rules.

ASX Listing Rules

ASX Listing Rule 7.1 requires that shareholder approval is required for an issue of securities if the securities will, when aggregated with the securities issued by the entity during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12-month period.

ASX Listing Rule 7.2 Exception 13 provides an exception to ASX Listing Rule 7.1 for securities issued under an employee incentive scheme within 3 years of shareholder approval of the scheme. The Company therefore seeks approval of the Plan for the purposes of ASX Listing Rule 7.2 Exception 13 so that issues of securities under the Plan do not use the capacity of the Company available under the ASX Listing Rules.

If shareholders approve Resolution 6, the Company will be able to issue securities under the Plan without using its placement capacity that is available to the Company under the ASX Listing Rules (subject to the need for further shareholder approval in certain circumstances including for issues to related parties). If shareholders do not approve Resolution 6, any issue of securities under the Plan will use the placement capacity that is available to the Company under the ASX Listing Rules.

The following information is provided in accordance with Listing Rule 7.2 Exception 13(b):

●	A Summary of the material terms of the Plan is set out in Annexure A to this Memorandum.

●	The Company proposes issuing Director Shares under the Plan, subject to shareholder approval which is sought under Resolutions 5A to 5F.

●	The maximum aggregate number of securities that may be issued under the Plan is 13,600,000, which represents approximately 5% of the issued share capital of the Company at the date of the Notice.

●	A voting exclusion statement and proxy voting prohibition as set out in the Notice applies to Resolution 6.

General

An electronic copy of the Plan will be made available to shareholders upon request to the Company.

Background to Resolutions 7 and 8

On 24 September 2024, the Company announced that it had received firm commitments for a placement of 28,380,000 fully paid ordinary shares (Placement Shares) (every 60 Placement Shares represented by one American Depositary Share (ADS)) at an issue price of $0.122 (12.2 Australian cents) per Placement Share (US$5.00 per ADS) to raise $3,517,260 (US$2,365,000) before costs (Placement). The Placement Shares were issued on 25 September 2024 under the placement capacity available to the Company under ASX Listing Rules 7.1 and 7.1A. ThinkEquity LLC (ThinkEquity) underwrote the Placement. Participants in the Placement were unrelated investors who were either identified by ThinkEquity or the Company.

The Company agreed to issue ThinkEquity (and/or its nominee(s)) 1,419,000 unlisted warrants represented by 23,650 ADSs (Warrants) as part fees for capital raising services provided by ThinkEquity. The Warrants have an exercise price of US$7.50 per ADS (noting each ADS represents 60 fully paid ordinary shares) and expire 24 September 2029. The material terms of the Warrants are set out in Annexure B. The issue of Warrants is subject to shareholder approval which is sought under Resolution 8.

Resolution 7 seeks shareholder approval for the ratification of the prior issue of the Placement Shares for the purposes of ASX Listing Rule 7.4 and for all other purposes. Resolution 8 seeks shareholder approval for the issue of the Warrants for the purposes of ASX Listing Rule 7.1 and for all other purposes.

ASX Listing Rules – Resolution 7

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions including ASX Listing Rule 7.1A, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period.

4,500,000 Placement Shares were issued under the placement capacity available to the Company under ASX Listing Rule 7.1. 23,880,000 Placement Shares were issued under the placement capacity available to the Company under ASX Listing Rule 7.1A.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities, or an agreement to issue securities, made pursuant to ASX Listing Rule 7.1 (provided the previous issue did not breach ASX Listing Rule 7.1 and/or 7.1A) those securities will be deemed to have been issued or agreed to be issued with shareholder approval for the purposes of ASX Listing Rule 7.1. The Company seeks approval under ASX Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under ASX Listing Rule 7.1 and/or 7.1A.

If shareholders pass Resolution 7 then the Placement Shares will be treated as not having used the placement capacity of the Company available under the ASX Listing Rules. The Placement Shares will also increase the placement capacity available to the Company under the ASX Listing Rules. If shareholders do not pass Resolution 7 then the Placement Shares will continue to use the placement capacity available to the Company under the ASX Listing Rules.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

●	The Placement Shares were issued to existing and new unrelated investors. The investors in the Placement were identified by either ThinkEquity or the Company.

●	The total number of securities issued was 28,380,000 fully paid ordinary shares (Placement Shares). The Placement Shares are represented by an aggregate of 473,000 ADSs (60 Placement Shares per ADS).

●	The Placement Shares have the same terms and rights as, and will rank equally with, the Company’s other fully paid ordinary shares.

●	The Placement Shares were issued on 25 September 2024 under the placement capacity available to the Company under ASX Listing Rules 7.1 and 7.1A and an Appendix 2A was released to ASX on that date.

●	Placement Shares have an issue price of $0.122 (12.2 cents) each (US$5.00 per ADS).

●	The purpose of the issue of the Placement Shares was to raise $3,517,260 (US$2,365,000) before costs. Funds raised under the Placement have been, or are proposed to be, used for resource and exploration field programs, including additional drilling and exploration, feasibility studies, and general working capital.

●	A voting exclusion statement as set out in the Notice applies to Resolution 7.

ASX Listing Rules – Resolution 8

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the company’s issued share capital at the commencement of the twelve month period. One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

If shareholders approve of Resolution 8, the Company will be able to issue the Warrants. The issue of ADSs representing fully paid ordinary shares on exercise of the Warrants (if any) will also increase the placement capacity available to the Company under ASX Listing Rule 7.1 and, if approval is held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 8 then the Company will not be able to issue the Warrants and the Company would need to potentially negotiate with ThinkEquity which has the potential to result in the Company making a cash payment in lieu of the Warrants.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.3:

●	The Warrants are to be issued to ThinkEquity LLC (and/or its nominee(s)).

●	The total number of securities to be issued is 1,419,000 Warrants (represented by 23,650 ADSs).

●	The material terms of the Warrants are set out in Annexure B.

●	The Warrants are to be issued shortly after the Meeting and in any event no later than three (3) months after the date of the Meeting.

●	Warrants are to be issued for nil cash as part consideration for capital raising services provided by ThinkEquity in connection with the Placement.

●	No funds were raised from the issue of the Warrants, which are to be issued as part consideration for capital raising services provided by ThinkEquity in connection with the Placement. Funds raised on exercise of Warrants (if any) will be used to meet the working capital requirements of the Company at the time of exercise.

●	A voting exclusion statement as set out in the Notice applies to Resolution 8.

Resolution 9: Ratification of prior issue of warrants

On 25 July 2024, the Company issued an aggregate of 31,350,000 unlisted warrants (each with an exercise price of $0.1806 (18.06 cents) per share represented by 522,500 ADSs (US$7.266 per ADS) and expiry date of 23 July 2029) (Public Warrants). An issue price of US$0.01 was attributed to the Public Warrants issued by the Company to unrelated investors in connection with the initial public offering and NASDAQ listing of the Company, with one Public Warrant being issued for each ADS. Details of the initial public offering and NASDAQ listing were released on 26 July 2024.

Public Warrants were issued on 25 July 2024. The Public Warrants were issued under the placement capacity of the Company under ASX Listing Rule 7.1.

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions including ASX Listing Rule 7.1A, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities, or an agreement to issue securities, made pursuant to ASX Listing Rule 7.1 (provided the previous issue did not breach ASX Listing Rule 7.1) those securities will be deemed to have been issued or agreed to be issued with shareholder approval for the purposes of ASX Listing Rule 7.1. The Company seeks approval under ASX Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under ASX Listing Rule 7.1.

If shareholders pass Resolution 9 then the Public Warrants will be treated as not having used the placement capacity of the Company available under the ASX Listing Rules. Shares issued on exercise of the Public Warrants (if any) will also increase the placement capacity available to the Company under the ASX Listing Rules. If shareholders do not pass Resolution 9 then the Public Warrants will continue to use the placement capacity available to the Company under the ASX Listing Rules.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

●	The Public Warrants were issued to investors who participated in the initial public offering of the Company in connection with its NASDAQ listing. The investors in the IPO were identified by either ThinkEquity or the Company.

●	The total number of securities issued was 31,350,000 Public Warrants.

●	A summary of the material terms of the Public Warrants is set out in Annexure C.

●	28,500,000 of the Public Warrants were issued on 24 July 2024 and 2,850,000 of the Public Warrants were issued on 26 July 2024.

●	An issue price of U$0.01 was attributed to the Public Warrants.

●	The purpose of the issue of Public Warrants was as part of the initial public offering of the Company in connection with its NASDAQ listing. Funds raised from the issue of Public Warrants is to be allocated to working capital requirements. Funds raised on exercise of Public Warrants (if any) will be used to meet the working capital requirements of the Company at the time of exercise of the Public Warrant(s).

●	A voting exclusion statement as set out in the Notice applies to Resolution 9.

Resolution 10: proposed issue of shares in lieu of cash fees – RedChip Companies, Inc.

Resolution 10 seeks shareholder approval for the purposes of ASX Listing Rule 7.1 and for all other purposes for the issue of up to 1,200,000 fully paid ordinary shares to RedChip Companies, Inc. as part fees for investor relations services rendered. The issue of shares the subject of Resolution 10 is subject to and conditional upon receipt of shareholder approval.

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the company’s issued share capital at the commencement of the twelve month period. One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

If shareholders approve of Resolution 10, the Company will be able to issue fully paid ordinary shares the subject of Resolution 10. The issue of fully paid ordinary shares will also increase the placement capacity available to the Company under ASX Listing Rule 7.1 and, if approval is held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 10 then the Company will not be able to issue fully paid ordinary shares the subject of Resolution 10.

The following information is provided in accordance with ASX Listing Rule 7.3:

●	The securities the subject of Resolution 10 are to be issued to RedChip Companies, Inc.

●	Up to a maximum of 1,200,000 fully paid ordinary shares are proposed to be issued under Resolution 10.

●	The Company intends to issue the fully paid ordinary shares shortly following the Meeting and in any event no later than three months after the date of the Meeting.

●	The shares the subject of Resolution 10 are being issued for nil cash as part fees for investor relations services to be provided by RedChip Companies, Inc. to the Company.

●	No funds will be raised from the issue of the shares the subject of Resolution 10, which are being issued as part fees for investor relations services to be provided to the Company.

●	A voting exclusion statement as set out in the Notice applies to Resolution 10.

Resolution 11: proposed issue of shares – Whittle Consulting Pty Ltd

Resolution 11 seeks shareholder approval for the purposes of ASX Listing Rule 7.1 and for all other purposes for the issue of fully paid ordinary shares to Whittle Consulting Pty Ltd as part fees for geological services rendered. The issue of shares the subject of Resolution 11 is conditional upon receipt of shareholder approval for the issue. The number of fully paid ordinary shares to be issued is US$50,000 (converted to AUD at the exchange rate at the issue date) divided by the VWAP of fully paid ordinary shares on the five trading days on which trades in the shares of the Company were made on ASX prior to 30 November 2024.

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the company’s issued share capital at the commencement of the twelve month period. One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

If shareholders approve of Resolution 11, the Company will be able to issue fully paid ordinary shares the subject of Resolution 11. The issue of fully paid ordinary shares will also increase the placement capacity available to the Company under ASX Listing Rule 7.1 and, if approval is held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 11 then the Company will not be able to issue fully paid ordinary shares the subject of Resolution 11.

The following information is provided in accordance with ASX Listing Rule 7.3:

●	The securities the subject of Resolution 11 are to be issued to Whittle Consulting Pty Ltd.

●	The number of fully paid ordinary shares to be issued is US$50,000 (converted to AUD at the exchange rate at the issue date) divided by the VWAP of fully paid ordinary shares on the five trading days on which trades in the shares of the Company were made on ASX prior to 30 November 2024.

●	The Company intends to issue the fully paid ordinary shares shortly following the Meeting and in any event no later than three months after the date of the Meeting.

●	The shares the subject of Resolution 11 are being issued for nil cash as part fees for geological services to be provided by Whittle Consulting Pty Ltd to the Company.

●	No funds will be raised from the issue of the shares the subject of Resolution 11, which are being issued as part fees for geological services to be provided to the Company.

●	The shares the subject of Resolution 11 are to be issued by the Company pursuant to an agreement between the Company and Whittle Consulting Pty Ltd. A summary of the material terms of that agreement are set out below:

○	Whittle Consulting Pty Ltd has been engaged by the Company to provide geological services.

○	The Company has agreed to pay Whittle Consulting Pty Ltd cash fees of US$230,000 and issue Whittle Consulting Pty Ltd US$50,000 in fully paid ordinary shares (being the fully paid ordinary shares the subject of Resolution 11) for the provision of geological services by Whittle Consulting Pty Ltd.

○	The agreement otherwise contains terms typical for arrangements of this kind, including an outline of deliverables and timeframes and provisions with respect to payment of taxes.

●	A voting exclusion statement as set out in the Notice applies to Resolution 11.

Resolution 12: Approval For Issue of Securities – Nebari Convertible Facility

Background to Resolution 12

On 21 November 2022, the Company announced that it had entered into a convertible facility agreement (Facility) with Nebari Gold Fund 1, LP (Nebari) for US$5 million. The Company sought and obtained shareholder approval ratifying the agreement to issue shares under the Facility at an extraordinary general meeting of shareholders held on 31 January 2023. The Facility was varied on 7 March 2024 and that first variation to the Facility ratified the variation at the extraordinary general meeting of shareholders held on 31 May 2024. On 20 September 2024, the Company announced a further, subsequent variation to the Facility (Variation).

The material terms of the Variation are set out below:

●	The required month-end consolidated cash balance of the corporate group of the Company under the Facility being reduced from US$2 million to AU$1 million.

●	The Conversion Price per share (Conversion Share) under the Facility was amended from $0.53 to $0.25.

●	The Company was granted the option to extend the Facility (and therefore the repayment date of the Facility), by giving written notice to Nebari, prior to 29 November 2024, by a further 12 months to 29 November 2026, noting that the first variation of the Facility extended the potential date for repayment by an initial period of 12 months to 29 November 2025.

●	The issue of securities under the Facility (as varied pursuant to the terms and conditions of the Variation) being subject to and conditional upon receipt of shareholder approval, which is proposed to be satisfied by shareholders approving the issue of the convertible loan note (Note) the subject of Resolution 12.

Noting the above, the material terms of the Facility (including following the amendments the subject of the Variation) are summarised below:

●	Principal amount: The principle amount under the Facility is fixed at US$5m (tranche 1 principal) on closing and up to an additional US$2m (tranche 2 principal) upon mutual agreement. The principal amount drawn down by the Company under the Facility at the date of the Notice is US$5m.

●	Term: The term of the Facility currently ends on 29 November 2025, however this date may be extended by the Company giving written notice to Nebari, prior to 29 November 2024, to 29 November 2026 pursuant to the Variation (Maturity Date).

●	Discount: Original issue discount of 2.778% of the tranche 1 principal only, added to the principal amount.

●	Coupon: 6% per annum, adjusted by the delta over a 3% SOFR floor with an upper limit and with an initial 9-month interest holiday period to be capitalised into the principal amount.

●	Setup Fee: 1% on the drawdown of the tranche 1 principal and 1% of the tranche 2 principal if it is also drawn down (noting the tranche 2 principal has not been drawn down at the date of the Notice).

●	Conversion: Nebari has the option to convert up to 100% of the principal, plus any accrued interest (Conversion Amount), at the Conversion price of $0.25, subject to standard anti-dilution adjustments.

●	Forced Conversion: If the share price of the Company is greater than 150% of the Conversion Price, then the Company may at its option elect to require Nebari to convert the Conversion Amount at the Conversion Price.

●	Voluntary Prepayment: In lieu of prepayment in cash, the Company may elect to repay up to 50% of the outstanding principal in Discounted Shares (10% discount to the 15 day VWAP proceeding the prepayment date). In the event of a voluntary prepayment, the Company will also issue Nebari options to acquire fully paid ordinary shares in the Company, each option having a 2 year expiry period from the date of the options issuance, at a strike price equal to a 40% premium to the VWAP of the Company’s shares for the 15 days preceding the earlier of the documentation completion date and the date at which the financing facility is announced to the public, converted at the AUD:USD exchange rate on the day preceding the repayment date (Strike Price) and in the amount of 80% of the Prepayment Amount divided by the Strike Price (Prepayment Options). The full terms of the Prepayment Options are set out in Annexure D.

The Company has not elected to voluntarily prepay the Facility at the date of the Notice and has accordingly not agreed to issue any Discounted Shares and/or Prepayment Option at the date of the Notice.

Subject to shareholder approval, the Company has agreed to issue Nebari the convertible loan note (Note) on the terms of the Variation which is convertible into the securities to be issued on repayment of the Facility (if any), being:

●	Conversion Shares upon and subject to Nebari (or, if the share price of the Company is greater than 150% of the Conversion Price, the Company) electing to convert the Conversion Amount by issuing the number of Conversion Shares calculated by dividing the Conversion Amount by the Conversion Price; and

●	Discounted Shares if the Company elects to repay a portion of the outstanding principal on the Facility in Discounted Shares, it being noted that a maximum of 50% of the outstanding principal of the Facility may be repaid in Discounted Shares at the election of the Company. Any Discounted Shares will be issued at a 10% discount to the 15 day VWAP of the shares of the Company preceding the prepayment date; and

●	Prepayment Options in the event that the Company elects to voluntarily prepay the Facility. The number of Prepayment Options (if any) will be calculated by dividing the prepaid amount by the Strike price of the Prepayment Options calculated in accordance with the formula described above.

The terms of the Note are that the Note is convertible into the securities to be issued upon repayment of the Facility (if any) and the Note matures on the earlier of the Maturity Date or the repayment of the Facility (whether in cash, securities or a combination of cash and securities). The Note has no further terms.

Upon maturity, the Note shall automatically convert into the number of securities to be issued on repayment of the Facility (if any). The Note is proposed as the mechanism to issue the securities under the Facility. Shareholder approval and subsequent issue of the Note will allow the Company to issue the securities upon repayment of the Facility (if any) without requiring further shareholder approval, preserving the placement capacity available to the Company under ASX Listing Rule 7.1 and, if the approval is held at the relevant time, ASX Listing Rule 7.1A.

No securities will be issued under the Facility except for securities issued upon and subject to the conversion of the Note. Conversion of the Note will satisfy the obligations of the Company to issue the number of securities required pursuant to the Facility (if any). In the event that the Facility is repaid in full in cash, no securities will be issued pursuant to the Note and the Note shall immediately expire and will be of no further force and effect.

ASX Listing Rules – Resolution 12

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue more securities during any 12 months period than that amount which represents 15% of the number of fully paid ordinary securities on issue at the commencement of that 12-month period. One circumstance where an action or an issue is not taken into account in the calculation of the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

If shareholders approve Resolution 12, the Company will be able to issue the Note and the securities to be issued on conversion of the Note, being those securities to be issued upon the repayment of the Facility (if any). Subject to the Company being required to issue securities under the Facility at the time of conversion of the Notes, the issue of Conversion Shares and Discount Shares, and shares on exercise of Prepayment Options, will increase the placement capacity available to the Company under ASX Listing Rule 7.1 and, if the approval is held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 12, the Company will not be able to issue the Note and the Company would likely need to seek to negotiate a further variation to the terms of the Facility.

The following information is provided for Resolution 12 in accordance with ASX Listing Rule 7.3:

●	The Facility is between the Company and Nebari Gold Fund 1, LP. (Nebari), who is not a related party of the Company. The Note is convertible into the number of securities to be issued on the repayment of the Facility (whether in cash, securities or a combination of cash and securities).

●	The maximum number of securities that may be issued on conversion of the Note are described below:

○	Conversion Shares (fully paid ordinary shares): the principal of the Facility (US$5m at the date of the Notice) and any accrued interest divided by the Conversion Price of $0.25.

○	Discounted Shares (fully paid ordinary shares): up to a maximum of 50% of the outstanding principal of the Facility at an issue price per Discounted Share equal to a 10% discount to the 15 day VWAP proceeding the prepayment date. Discounted Shares will only be issued if the Company elects to voluntarily repay the principal of the Facility and the Company elects for such repayment to be by way of an issue of Discounted Shares.

○	Prepayment Options (unlisted options): Calculated by dividing 80% of the prepaid amount by the Strike Price (40% premium to the VWAP of the Company’s shares for the 15 days preceding the earlier of the documentation completion date and the date at which the financing facility is announced to the public, converted at the AUD:USD exchange rate on the day preceding the conversion date). Prepayment Options are issuable if the Company elects to prepay the Facility.

●	The Note is convertible into the securities to be issued upon repayment of the Facility (if any) and the Note matures on the earlier of the Maturity Date or the repayment of the Facility (whether in cash, securities or a combination of cash and securities). The Note has no further terms. Conversion Shares and Discounted Shares will have the same terms as, and rank equally with, the fully paid ordinary shares on issue in the Company. Prepayment Options have the terms in Annexure D.

●	The Note is to be issued shortly after the Meeting and in any event no later than three months after the date of the Meeting.

●	The Note is to be issued for nil cash as a security representing the securities to be issued upon the repayment of the Facility (if any). Conversion Shares (if any) shall have a deemed price of $0.25 (25 cents), being the Conversion Price. Discount Shares (if any) shall have a deemed price equal to a 10% discount to the 15 day VWAP proceeding the prepayment date. Prepayment Options shall be issued for nil cash.

●	The purpose of the issue of the Note is to establish a mechanism for the issue of securities upon the repayment of the Facility (if any) as described above. Shareholder approval and subsequent issue of the Note will allow the Company to issue the securities upon repayment of the Facility (if any) without requiring further shareholder approval, preserving the placement capacity available to the Company under ASX Listing Rule 7.1 and, if the approval is held at the relevant time, ASX Listing Rule 7.1A.

●	A summary of the material terms of the Variation and the Facility giving rise to issue of the Note is set out in the background to Resolution 12 contained in this Memorandum.

●	A voting exclusion statement as set out in the Notice applies to Resolution 12.

Note: references in the Notice and the Memorandum to “$” are to Australian currency.

ANNEXURE A

SUMMARY OF DIRECTOR SHARE PLAN

The Company is seeking shareholder approval for the adoption of the Director Share Plan (Plan) at the Meeting.

The maximum number of securities which may be issued under the Plan is 13,600,000, which represents approximately 5% of the issued share capital of the Company at the date of the Notice.

Any issues of securities or agreements to issue securities under the Plan will be announced to ASX.

The Plan provides for the issue of fully paid ordinary shares to Directors (and/or their respective nominee(s)). The purpose of the Plan is to give effect to the shareholder approval which is sought under Resolutions 5A to 5F to allow the Directors (and/or their respective nominee(s)) to receive fully paid ordinary shares in lieu of cash for Director services provided to the Company.

Fully paid ordinary shares under the Plan will have an issue price equal to the volume weighted average price of the shares of the Company on the five trading days on which trades in the shares of the Company were made on ASX prior to the month on which the relevant Director fees for which the shares to be issued under an invitation to be made under the Plan are payable.

Only Directors (and/or their respective nominee(s)) are eligible to participate in the Plan. The participation in the Plan is subject to and conditional upon compliance with applicable law, including that Directors (and/or their respective nominee(s)) are only able to participate in the Plan if prior shareholder approval is obtained in accordance with the ASX Listing Rules.

It is not anticipated any other entity will be able to participate in the Plan.

The shareholder approval that is sought pursuant to Resolutions 5A to 5F will allow for the Directors named in those resolutions (and/or their respective nominee(s)) to participate in the Plan, subject to shareholder approval.

The Board is to administer the Plan, including but not limited to determining the terms of securities to be issued and the suspension or termination of the Plan.

The Plan is to be interpreted and applied in accordance with and subject to the ASX Listing Rules.

ANNEXURE B

SUMMARY OF TERMS OF WARRANTS

A summary of the material terms of the UW Warrants the subject of Resolution 8 is set out below. References in this Annexure B to “Warrant” or “Warrants” are to the UW Warrants:

Exercisability. The warrants are not exercisable until 180 days after commencement of sale of the September 2024 offer, or 22 March 2025. Once the warrants are capable of being exercised, the warrants are exercisable at any time up to the expiry date of 24 September 2029. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the ordinary shares underlying the warrants and the ADSs under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise. The holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ADSs determined according to the formula set forth in the warrant. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of ADSs. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. No fractional shares or ADSs will be issued in connection with the exercise of a warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an ADS, the Company will, upon exercise, round down to the nearest whole number the number of ADSs to be issued to the Warrant holder.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the election of the holder) of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exercise Price. The exercise price per whole ADS purchasable upon exercise of the warrants is US$7.50 per whole ADS. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent; provided that the warrants may not be transferred for a period of 180 days immediately following the date of effectiveness or commencement of sale of the September 2024 offer, or 22 March 2025 except in limited circumstances.

Exchange Listing. There is no trading market for the Warrants on any securities exchange or nationally recognised trading system; we do not expect a trading market to develop and we do not intend to list the warrants on any securities exchange or other trading market.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction without regard to any limitations on exercised contained in the warrants.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of ADSs or ordinary shares, the holder of a warrant does not have the rights or privileges of a holder of ADSs or ordinary shares, including any voting rights, until the holder exercises the warrant. An exercising warrant holder will not become a holder of ADSs until the ADS depositary registers and delivers the ADSs.

Exclusive Forum. The Form of Warrant Certificate provides that (i) legal proceedings concerning the interpretation, enforcement and defense of the Warrant will be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan and (ii) that the parties thereto irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Notwithstanding the foregoing, such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum.

Governing Law. The warrants are governed by New York law.

ANNEXURE C

SUMMARY OF TERMS OF PUBLIC WARRANTS

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the ordinary shares underlying the warrants and the ADSs under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise. If a registration statement registering the issuance of the ordinary shares underlying the warrants and the ADSs under the Securities Act is not effective or available the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ADSs determined according to the formula set forth in the warrant. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of ADSs. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. No fractional shares or ADSs will be issued in connection with the exercise of a warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an ADS, the Company will, upon exercise, round down to the nearest whole number the number of ADSs to be issued to the Warrant holder.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the election of the holder) of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exercise Price. The exercise price per whole ADS purchasable upon exercise of the warrants is US$7.266 per whole ADS (105% of the public offering price of the units). The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. The warrants have been approved for listing on the Nasdaq Capital Market, under the symbol “NVAWW”. No assurance can be given that a trading market will develop.

Warrant Agent. The warrants will be issued in registered form under a warrant agent agreement between VStock Transfer, LLC, as warrant agent, and us. The warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction without regard to any limitations on exercised contained in the warrants.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of ADSs or ordinary shares, the holder of a warrant does not have the rights or privileges of a holder of ADSs or ordinary shares, including any voting rights, until the holder exercises the warrant. An exercising warrant holder will not become a holder of ADSs until the ADS depositary registers and delivers the ADSs.

Exclusive Forum. The Form of Warrant Certificate provides that (i) legal proceedings concerning the interpretation, enforcement and defense of the Warrant will be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan and (ii) that the parties thereto irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Notwithstanding the foregoing, such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum.

Governing Law. The warrants are governed by New York law.

ANNEXURE D

TERMS OF PREPAYMENT OPTIONS

Note: Prepayment Options are referred to as “Options” in this Annexure D

The Options have the following terms:

(a)	Each Option entitles the holder to acquire one fully paid ordinary share (Share) in the capital of the Company.

(b)	The exercise price is a 40% premium to the VWAP of the Company’s shares for the 15 days preceding the earlier of the documentation completion date and the date at which the financing facility is announced to the public, converted at the AUD:USD exchange rate on the day preceding the conversion date of the Nebari Facility (Exercise Price) per Option.

(c)	Each Option is exercisable at any time prior to 5:00pm Melbourne time on the date that is two (2) years from issue of the Option (Expiry Date).

(d)	Options may be exercised by providing written notice together with payment for the number of Shares in respect of which Options are exercised to the registered office of the Company.

(e)	Any Option that has not been exercised prior to the Expiry Date or cancelled in accordance with these terms shall automatically lapse.

(f)	An Option shall not be able to be exercised (and the Company will not be required to issue Shares upon such exercise) if it would be unlawful to do so.

(g)	The Exercise Price is payable in full upon exercise of Options.

(h)	Subject to compliance with applicable law, Options are freely transferable.

(i)	Where an Option holder determines to exercise some, but not all, of their held Options, the total aggregate amount payable to exercise the Options must be a minimum of $1,000.

(j)	All Shares issued upon exercise of Options will rank pari passu in all respect with, and have the same terms as, the Company’s then issued fully paid ordinary shares. The Company will apply for official quotation by ASX of all Shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX and the Company being listed on ASX at the relevant time. The Options will not give any right to participate in dividends until shares are issued pursuant to the terms of the relevant Options.

(k)	There are no participation rights or entitlements inherent in the Options. Option holders are not entitled to participate in new issues of securities offers to shareholders without first exercising the Option. Prior to the Expiry Date and if required by the Listing Rules, the Company will send notices to Option holders in accordance with the time limits required by the Listing Rules in respect of offers of securities made to shareholders.

(l)	In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of Options or the exercise price of the Options or both shall be reconstructed in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reconstruction.

(m)	Options will otherwise have the terms as required by ASX and the Listing Rules.